

A HOSPITALITY CO

E L   C O N D O R

Coffee roaster & cafe

INVESTMENT DECK

By Wilcuma, LLC / September 2020 / Confidential

Objective



Immediate capital infusion for the deployment of Wilcuma's proprietary coffee concept, **El Condor**

We very much appreciate the opportunity to present what we do and thank you in advance for your interest.

Table of contents

Concept - Part 1/2

• **Innovative coffee concept** with cafes and in-house roasting, combining the best of American and European coffee cultures.

• Committed to **sustainability**, fair trade, seasonal sourcing and coffee education.

• **All-day cafe experience** in each location, including at roasting facilities.

• **Retail** available in the cafes as well as online.

• **Wholesale** with select hotel and restaurant accounts, and our other properties.






Concept - Part 2/2

• Dramatic **interior design** revolving around a long counter, "the Italian way," as well as sitting options.
To-go window on the street wherever possible.

• Airy, bright and comfortable spaces, with warm colors and materials to match an all-day coffee experience.
They are flexible too, whether you quickly stop by for a to-go cup, or stay around for a little while.

• Impeccable **hospitality standards**, high quality products and service.
Efficient and clean, our coffee venues are welcoming.






Concept - Parameters





- **Café**
- Up to 1,500 sq. ft for the largest locations
- Flagships include limited roasting on premises, showcased to guests.
- All locations open 7 days a week, with wine & beer license whenever possible.

- **Roasting facility**
- Eventually approx. 5,000 sq. ft dedicated to coffee production, plus a coffee counter/small cafe upfront.
- Open, flexible space, with most areas accessible to guests and the same attention to detail we put in dining rooms.

- Both are "work compliant," with free WiFi and outlets & chargers available.
Since conceptualization they have also been very much ready for a post-COVID-19 area.

Food & Beverage - Overview

 

• Coffee blends vary depending on seasons and drink types, always prepared with utmost care.
Other lattes (matcha, turmeric, etc.) also available.



• Apart from coffee (and tea):
- Rotating fresh fruit juices and smoothies
- Short selection of "cool," healthy sodas and kombucha-type of drinks



• Creative, seasonal and streamlined all-day food menu.
House-made items change regularly to include pastries, toasts, salads & grains, yogurt/oats/chia, etc.

 

Food & Beverage - Menu teaser

House made muesli - *Low-fat Greek yogurt, almond milk, exotic fruits, lemon juice & zest*

Hot savory rice porridge - *Turmeric oil, garlic chips, herbs*

AB&J club - *Black currant jam & fruit, sliced almonds, 7-grain toast / single or double deck*

Breakfast sandwich - *Tomato omelet, feta cheese, spinach, pickled mustard seeds, English muffin*

Green fava bean toast - *Preserved lemon, watermelon radish, German brown bread*

All-day, everyday bowl - *Crunchy quinoa, avocado, sugar snap peas, watercress, golden raisins, soft-boiled egg, creamy green goddess dressing*

Cacio e pepe scone

The cookie - *Chocolate chunk, dried tart cherry, macadamia*

Pistachio/raspberry pound cake

Croissants by Nick + Sons

Espresso – single or double
Macchiato, cortado
Cappuccino
Flat white
Latte
Pour over

Matcha or turmeric latte

Tea by Rishi - *Chai, green, black*

Daily fresh fruit juice

Seedy smoothie

Yuzu sparkling juice by Kimino
Kombucha by Pilot
Sparkling tea by Minna

Short, rotating selection of beer, cider & wine from NY State

Food & Beverage - Coffee specifics 1/2

- Sourcing



Production varies based on regions, seasons, climate, supply vs. demand and many other factors. We work closely with the right coffee experts & brokers to access beans **directly from farms around the world** and create custom and balanced coffee drinks for all tastes.
Fair trade and **sustainability** in the coffee production are also a top priority when it comes to selecting suppliers, and impact day-to-day operations: limited waste, zero plastic, etc.



- Espresso machine/coffee equipment

Coffee processing, precision, consistency and ease of use are key with selecting the right equipment. In that regards **Faema** (machines) and **Mazzer** (grinders) are reliable established companies which perform well.

Food & Beverage - Coffee specifics 2/2



- Roaster

As an all-inclusive coffee concept, El Condor only makes senses if we roast our own beans.
Bellwether will allow us to do so, directly in the cafes, transparently in front of our guests and in a clean way.

Note: the subscription to the system comes with options of direct access to beans, as well as a $4,800 credit towards commodity purchases.

- Wholesale

We roast for our cafes, our F&B concepts and partnerships, as well as others.
We already have a **shortlist of clients** (hotels, restaurants, etc.) committed to working with us. For each of them we can create specific blends and personalized branding.


9131-RQ9

Inspiration - Coffee shops



Kitsune - Tokyo



Blue Bottle - LA



Devocion - NYC



Parlor - NYC



Omotesando - London



Mazarine - SF

Inspiration - All-day restaurants



Dimes - NYC



Fairfax - NYC



Bar Pisellino - NYC



Vibrant - IAH



All Time - LA



All Day - MIA

Competitive advantages

All-inclusive concept and brand, with cafe, retail and wholesale components feeding off each other

Unique combination of US and European approaches to coffee culture

Impeccable hospitality & service standards, exceeding all expectations

Unparalleled attention to detail in a casual yet first-class environment

Spectacular interior design, combining comfort and efficiency

Cutting-edge focused concept ready for scale nationally and internationally

Interpretation - Part 1/2


AUTHORIZED DEALER
TOASTMASTER
ELECTRIC COOKING EQUIPMENT

Muchacho - ATL



Verve - SF



Superba - LA



Golda - NYC



Go Get Em Tiger - LA


SHUGAA

Shugaa - BKK

Interpretation - Part 2/2



Paramount Coffee Project - LA



Tenfold - Houston



Tartine Manufactory - SF



The Rose - LA



Gertie - NYC



Botanica - LA

Sales & Marketing - Part 1/2

• A **differentiated coffee concept and brand** that truly embraces all types of coffee drinks and provides guests with a detailed sense of hospitality (service, comfort, efficiency and more).

> • The name "El Condor" comes from the famous Peruvian song and its version by Simon & Garfunkel.
> It evokes authenticity, freedom, wide-open spaces, quest.

• Strategic Communications & Marketing and Public Relations:
- Active digital presence
- Grass-root efforts at neighborhood level
- Community-driven actions, promotional events
- Best practices in the industry

Sales & Marketing - Part 2/2

Beyond the coffee experience in the coffee shops and all regular sales and business opportunities through wholesale, retail, catering, etc., there is also the ambition to position and establish El Condor as a **lifestyle brand**.

That kind of brand exposure and recognition implies collaborations with other retail companies (fashion for instance), CPG's, the entertainment industry and more.

To achieve that long-term objective, the proper graphic design, messaging, PR strategy and digital presence all need to be in place.



Real estate - Part 1/2


1557



PARK

- Initial location identified in NYC, at **1557 Lexington Avenue**, between 99th & 100th Streets.

- Spanish Harlem is a diverse neighborhood being revitalized, with increasing residential options, local businesses and social activity (hospitals).

- Excellent exposure driving down on Lex (see branding opportunity on the side façade), and 2 subway stations 3 blocks away on each side.

- 750 sq. ft, usable basement and outdoor patio in the back. Layout is conducive to both counter service and sit-down options.

- Favorable lease terms under negotiation with a like-minded Landlord looking for a long-term relationship


LEXINGTON AVENUE
RETAIL AREA
PREP ROOM
BATHROOM
EXISTING REAR YARD
PUBLIC HALL N.I.C.
AREA OF WORK
PROPERTY LINE

Real estate - Part 2/2



• We have also confirmed taking over both coffee counters at **Primary**'s first locations in FiDi and Chelsea in NYC.
Primary is a **co-working and shared office space** with dedicated focus on wellness & hospitality.

• Excellent way to **plant our brand's flag** in 3 key neighborhoods at the same time, while getting access to more and different guest profiles.




• We also immediately take advantage of **economies of scale** and can rapidly expand our roasting efforts (store production but also retail).




• This counter opportunity also allows us to **prove the concept** in different settings than traditional coffee shops and opens the doors to locations in hotel lobbies, office buildings, sports arenas or even residential buildings with subscription models.

Business model

The financial projections in USD ('000) below (in-store sales, realistic scenario) (*) are based on the concept parameters and the first stand-alone location described in the document.

Cafe	Year 1	Year 2	Year 3	Year 4	Year 5
Net Revenue	**1,084**	**1,122**	**1,161**	**1,202**	**1,245**
F&B costs	260 - 24%	269 - 24%	279 - 24%	289 - 24%	299 - 24%
Payroll	412 - 38%	419 - 37%	425 - 37%	432 - 36%	439 - 35%
Expenses	231 - 21%	235 - 21%	239 - 21%	243 - 20%	248 - 20%
GOP	*181 - 17%*	*199 - 18%*	*219 - 19%*	*238 - 20%*	*259 - 21%*
Rent	51	53	54	56	57
M+L Fees	54	56	58	60	62
EBITDA	**76 - 7%**	**90 - 8%**	**106 - 9%**	**122 - 10%**	**139 - 11%**

Long-term plan: ***30+ cafe locations*** in select key markets.

(*) Details available upon request.
These forward-looking projections cannot be guaranteed.

Business model

The financial projections in USD ('000) below (retail & wholesale sales, realistic scenario) (*) are based on the concept parameters and the first stand-alone location described in the document.

Production	Year 1	Year 2	Year 3	Year 4	Year 5
Net Revenue	**290**	**368**	**467**	**593**	**752**
F&B Costs	87 - 30%	111 - 30%	140 - 30%	178 - 30%	226 - 30%
Payroll	93 - 32%	99 - 27%	106 - 23%	114 - 19%	123 - 16%
Expenses	76 - 26%	79 - 21%	83 - 18%	88 - 15%	93 - 12%
GOP	*34 - 12%*	*80 - 22%*	*138 - 30%*	*214 - 36%*	*311 - 41%*
Rent	0	0	0	0	0
M+L Fees	15	18	23	30	38
EBITDA	**20 - 7%**	**61 - 17%**	**115 - 25%**	**184 - 31%**	**273 - 36%**

Wholesale takes time to ramp up but ultimately brings higher margins.

(*) Details available upon request.
These forward-looking projections cannot be guaranteed.

Business model

Combination of coffee shop, retail (in store and online) and wholesale (*):

Total	Year 1	Year 2	Year 3	Year 4	Year 5
Net Revenue	**1,374**	**1,490**	**1,629**	**1,795**	**1,997**
F&B Costs	347 - 25%	380 - 25%	419 - 26%	467 - 26%	525 - 26%
Payroll	505 - 37%	518 - 35%	531 - 33%	546 - 30%	562 - 28%
Expenses	307 - 22%	314 - 21%	322 - 20%	331 - 18%	341 - 17%
GOP	*215 - 16%*	*279 - 19%*	*356 - 22%*	*452 - 25%*	*570 - 29%*
Rent	51	53	54	56	57
M+L Fees	69	75	81	90	100
EBITDA	**96 - 7%**	**152 - 10%**	**221 - 14%**	**306 - 17%**	**413 - 21%**

(*) These forward-looking projections cannot be guaranteed.

Capital needs

The numbers in USD below (*) correspond to the first locations described in the real estate section of the document.

	Use of funds	%
Construction	251,000	41.8
Hard costs	*172,000*	
Consulting fees	*79,000*	
Soft costs	233,000	38.8
POB	50,000	8.3
5% contingency	27,000	4.5
Security deposit	30,000	5.0
TI	(35,000)	-5.8
Cash flow	44,000	7.3
Total	**600,000**	

(*) Details available upon request

Investment strategy

Wilcuma is committed to long-term operations, "corporate-store growth" and steady profit distributions vs. franchise models and/or quick exits.

[Wefunder](#) crowdfunding deal structure:

• **Priced round** at a $2mm post-valuation

• **Equity stake**
- 30% to Financial Partners
- 70% to Wilcuma

• **Dividends**
Reserve funds: 20% of available distribution

• **ROI**
Automatic right of first offer (ROFO) upon expansion



Wilcuma at a glance

Wilcuma is a **full-service hospitality company.**

We create and operate our proprietary F&B concepts, as well as help select clients achieve their own objectives with a comprehensive range of services including: consulting, management, real estate, education, sales & distribution, strategic partnerships.

Our varied backgrounds and complementary skill sets allow us access to many resources and networks.
We have a versatile, hands-on and detailed approach towards our guests and everybody we get to partner and/or work with.

Ultimately we have the modest ambition to participate in making our industry a better environment for all parties involved.



What sets us apart



- **Reliable, everyday concepts** around single products or themes always in style, and perfectly executed

- **Guests** are always front and center, in charge of their own dining experience.

- Comprehensive **hospitality** approach, with strong equal focus on all fundamentals: people – product – footprint – communications & marketing - financials

- At the forefront of **HR policies**: labor models, training, retention, development

- Total **transparency** vis-à-vis our guests, clients, teams, vendors, business partners and investors

Other current involvement



Complete pre- and post-opening management of **Basqueria**, an innovative all-day dining concept. Chain of unique locations, with initial footprint of 4 restaurants in the greater LA area.



As part of our real estate work as tenant rep, we work with **The Works** development in Atlanta, GA. We help their leasing team curate the right combination of commercial tenants.



Partnership/equity stake in **Cliffton Dry**, a natural apple wine made in the Finger Lakes. Low in sugar and alcohol, gluten-free, it is the perfect alternative to ciders and Prosecco/Cava.

Team



Nicolas Simon

Managing Partner

- Alain Ducasse
- Four Seasons
- 2 Michelin Stars
- Business school

- Carried the Olympic torch in 1992!

LinkedIn



Mucjon Demiraj

Managing Partner

- Real estate expert
- Restaurant owner
- Financial adviser

- Came to the US on a basketball scholarship

LinkedIn

Experts

We work alongside amazingly talented and awesome people!



- **Interior design & architecture**
Re-ad - NYC
Interdisciplinary design studio with a fresh,
pragmatic and comprehensive approach to the
various projects they work on



- **Branding & graphic design**
Made by Colony - Los Angeles, CA
Great combination of hospitality and retail/CPG
experience
Projects include: Verve, Sawyer, Spindrift



- **PR & Communications**
Wagstaff - Nationwide
Integrated marketing agency devoted to the
hospitality and travel industries, with offices
around the country.

WILCUMA

wilcuma.com / @wilcumallc